Exhibit 99.1

Arrival Bolsters Leadership Team with New Chief Human Resources Officer

London, UK (4 July, 2022) – Arrival (NASDAQ: ARVL), inventor of a unique new method of design and production of equitable electric vehicles (EVs) by local Microfactories, today announced Mandeep Bajwa has joined the company’s leadership team as Chief Human Resources Officer (CHRO).

Mandeep will join Arrival in July, where she will be responsible for Arrival’s strategy in managing all employees globally, overseeing all of Arrival’s employee and workplace operation including global recruitment, people management and operations, diversity, equality and inclusion, and organisational effectiveness.

She brings almost two decades of global experience across all facets of human resources strategy and development on a global scale, having served most recently as the Chief People Officer at Gett, the leading provider of ground transportation management. Prior, Mandeep held senior management positions across a range of established corporate environments to unicorn start-ups including CloudKitchens and WeWork. Her experience has given her a unique perspective on building and sustaining cultures for long-term growth.

“Mandeep is bringing her exceptional talents to Arrival at an incredibly important time for the business. Today, we have a unique opportunity to rethink mobility and create an equitable and integrated transportation ecosystem, in order to make our cities better places to live. Arrival will be starting production and delivering vehicles to customers for the first time later this year, and as we move to the next phase of the business, Mandeep will play a vital role in how we lead and scale our organisation. Our culture has always been our strategic advantage and we’ve strived to ensure there is no better professional life than Arrival. I am excited to welcome Mandeep to the company, and I know her leadership will have an enormous impact.” said Denis Sverdlov, Founder and CEO at Arrival.

“I couldn’t be more thrilled to be joining Arrival as its new Chief Human Resources Officer at such a crucial time for the business. Arrival has a world-class leadership team, with a fundamental focus on people, company values and mission. The company has an unbeatable culture and strives to be the best workplace possible, and it’s my commitment to further innovate, celebrate and enhance that culture. I look forward to working closely with Denis, Avinash and the talent team at Arrival as we take the company to the next stage.” said Mandeep Bajwa.

Arrival was founded in 2015 and is on a mission to make air clean by replacing all vehicles with electric solutions - produced by local Microfactories. Arrival is driving the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. The company recently announced the Arrival Van and Arrival Bus achieved EU certification, with the Arrival Van expecting to start production in Q3 2022 in Bicester, UK.

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About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with electric solutions - produced by local Microfactories. We are driving the transition to EVs globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Our in-house technologies enable our unique new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. We are a technology company, a product company, a supply chain company, an automotive company, a mobility company, a fintech company and a service company - all rolled into one with a shared goal of true sustainability. This vertically integrated business model is how we can have the radical impact our world needs today.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates. Such statements are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

Media Contacts

Media

pr@arrival.com